UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at September 25, 2008

ROCKWELL DIAMONDS INC.
Suite 1020-800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ John Bristow
President & CEO

Date: September 25, 2008

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
---
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL PRE-COMMISSIONING
NEW SAXENDRIFT DIAMOND RECOVERY FACILITY AHEAD OF SCHEDULE
OPTICAL FLOW SORT FACILITY APPLICATION A FIRST FOR THE ALLUVIAL SECTOR

September 25, 2008, Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces that it has commenced with full scale pre-commissioning trials of its new final recovery facility at Saxendrift well ahead of the originally scheduled date of October 10, 2008.

This facility comprises a large custom built vertical steel structure located immediately adjacent to the new high volume Saxendrift wet Rotary-pan plant that is in the final stages of construction. This diamond recovery facility was constructed by the previous owner and has been reconfigured and modernized as an integral part of the new Saxendrift wet plant diamond processing and recovery facility.

The facility incorporates seven, flow-sort X-ray recovery machines (wet X-ray technology), a state of the art optical sort machine, hands-off diamond recovery units with built in secure storage capability, and integrated CCTV and security monitoring facilities. All of these components are configured and housed in an easily maintained modern layout. The flow sort X-ray recovery units are configured to process and recover diamonds in the size fraction +2 mm to 32 mm at a high level of throughput and efficiency. The flow sort units will recover diamonds of up to about 210 carats in size.

To enhance the process efficiency of this new facility and to ensure that larger diamonds in the size fraction up to 70 mm will also be recovered, an optical sort machine has been introduced into the design of the Saxendrift final recovery facility. This unit will accommodate the size fraction +32 mm to 70 mm and allow recovery of considerably larger stones up to about 500 carats.

A review of historical data for the lower Vaal (including the Company's Holpan and Klipdam mines) and Middle Orange River has shown that diamonds of up to about 400 carats have been recovered from alluvial deposits in this setting. The machine has been commissioned successfully.

The throughput and mass balance of the new facility as currently configured has been designed with an overall treatment capacity of about 20 tons per hour. This will ensure that the facility is able to treat and recover diamonds from concentrate produced by the new Saxendrift mining operation when at its full capacity. The structure also has space and support infrastructure (e.g. electrical power and water) to increase the production capacity of this modern facility by adding additional X-ray flow sort equipment thereby allowing for further expansion at Saxendrift, or processing of concentrate from other of the Company's Middle Orange River sites.

To improve the functionality and steady state performance of the Recovery plant, and in particular the optical sort system, the computer control software has been upgraded to ensure robust steady-state operational conditions and rapid problem solving.

President and CEO John Bristow commented "Our Project Team, led by Hennie van Wyk, has done a great job in completing and initiating pre-commissioning of the new final-recovery facility some three weeks ahead of schedule. The greater efficiency and inclusion of an optical sort machine that, for the first time in the South African alluvial diamond sector, will enable recovery of diamonds larger than 200 carats and modern layout of this facility will provide enhanced recovery and lower operating costs. Much of the innovation made in this facility is driven by the many years of practical hands-on experience that Hennie van Wyk and his Team accumulated while building a successful alluvial diamond business."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and its home jurisdiction filings that are available at www.sedar.com.